UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 2)*

Logility, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

54140Y 10 3

(CUSIP Number)

Vincent C. Klinges

Chief Financial Officer

American Software, Inc.

470 East Paces Ferry Road, N.E.

Atlanta, Georgia 30305

(404) 264-5477

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Sam Chafetz

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

165 Madison Ave. Suite 2000

Memphis, TN 38103

(901) 577-2148

June 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 5410Y 10 3

1	Names of Reporting Persons American Software, Inc.
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source Of Funds WC
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Georgia

Number of Shares Beneficially Owned By Each Reporting Person With	7 Sole Voting Power 12,808,570
8 Shared Voting Power
9 Sole Dispositive Power 12,808,570
10 Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,808,570
12	Check Box If the Aggregate Amount in Row 11 Excludes Certain Shares
13	Percent of Class Represented by Amount in Row 11 96.7%
14	Type of Reporting Person CO

CUSIP No. 5410Y 10 3

1	Names of Reporting Persons James C. Edenfield
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7 Sole Voting Power
8 Shared Voting Power 12,808,570
9 Sole Dispositive Power
10 Shared Dispositive Power 12,808,570

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,808,570
12	Check Box If the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 96.7%
14	Type of Reporting Person IN

CUSIP No. 5410Y 10 3

1	Names of Reporting Persons Thomas L. Newberry
2	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7 Sole Voting Power
8 Shared Voting Power 12,808,570
9 Sole Dispositive Power
10 Shared Dispositive Power 12,808,570

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,808,570
12	Check Box If the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 96.7%
14	Type of Reporting Person IN

SCHEDULE 13D

This Amendment No. 2 (this “Amendment”) by American Software, Inc. (“American Software”), James C. Edenfield, and Thomas L. Newberry amends the Schedule 13D originally filed on February 12, 1998, as amended from time to time, with respect to the Common Stock, no par value (the “Common Stock”), of Logility, Inc., a Georgia corporation (the “Issuer”), as specifically set forth herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

On May 22, 2009, American Software commenced a tender offer (the “Offer”) to purchase up to all the shares of common stock, no par value (the “Common Stock”) not currently owned by American Software at a price of $7.02 per share net to the seller in cash, without interest.

The Offer expired at 12:00 midnight, New York City time, on June 29, 2009. According to American Stock Transfer & Trust Company, the Depositary for the Offer, a total of approximately 1,134,570 shares of Common Stock were validly tendered. The number of shares of Common Stock tendered pursuant to the Offer satisfies the non-waivable majority-of-the-minority condition to the Offer. Together with the shares of Common Stock already owned by American Software and shares of Common Stock issued upon exercise of stock options and conditionally tendered pursuant to the Offer, tendered shares of Common Stock, including those subject to guaranteed delivery, represent approximately 96.7% of the outstanding shares of Common Stock. American Software accepted for payment all shares of Common Stock that were validly tendered and not withdrawn in the Offer, and payment for such shares of Common Stock will be made promptly in accordance with the terms of the Offer.

Since American Software will own at least 90% of the outstanding shares of Common Stock, American Software will promptly cause the Issuer to consummate a short-form merger under Georgia law in which all shares of Common Stock held by remaining shareholders will cancelled and converted into the right to receive $7.02 per Share, without interest. As a result of the short-form merger, the Issuer will be merged with and into a wholly-owned subsidiary (the “Surviving Corporation”) of American Software, and the Surviving Corporation will be the surviving corporation. Upon effectiveness of the short-form merger, the persons who are directors and officers of the Surviving Corporation immediately prior to the effectiveness of the short-form merger will remain the directors and officers of the Surviving Corporation. Upon effectiveness of the short-form merger, the Articles of Incorporation and the Bylaws of the Surviving Corporation in effect immediately prior to the effectiveness of the short-form merger will be the Articles of Incorporation and the Bylaws of the Surviving Corporation, and the name of the Surviving Corporation will be changed to Logility, Inc.

Following the merger, American Software will cause the shares of Common Stock to be delisted from the NASDAQ Global Market and cause the shares of Common Stock to be terminated from registration pursuant to Section 12(g)(4) of the Exchange Act.

Item 5. Interest in Securities of the Issuer

(a) As a result of the completion of the tender offer described in Item 4, as of June 30, 2009, each of the Reporting Persons beneficially owns 12,808,570 shares of the Common Stock, which, based on 12,860,145 shares of Common Stock outstanding as of May 12, 2009 plus 374,000 shares of Common Stock issued upon exercise of stock options and conditionally tendered pursuant to the Offer, is approximately 96.7% of the Common Stock.

(b) American Software has the sole power to vote and to dispose or direct the disposition of 12,860,145 shares of Common Stock. Mr. Edenfield and Dr. Newberry share the power to vote and to dispose or direct the disposition of 12,860,145 shares of Common Stock held by American Software.

American Software holds of record and thereby beneficially owns, within the meaning of Rule 13d-3 under the Act, the forgoing Common Stock. Mr. Edenfield and Dr. Newberry share voting power with respect to all shares of American Software beneficially held by them. Under the articles of incorporation of American Software, the holders of Class B common stock, as a class, have the right to elect a majority of the board of directors of American Software. Mr. Edenfield and Dr. Newberry, as a group, beneficially own 100% of the Class B common stock of American Software. Mr. Edenfield and Dr. Newberry, therefore, may be deemed to have both voting power and dispositive power with respect to, and thus beneficial ownership of, the Common Stock of the Issuer held by American Software.

(c) None, other than as described in Item 4 above.

(d) None.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2009

AMERICAN SOFTWARE, INC.

By:	/s/ James C. Edenfield
Name:	James C. Edenfield
Title:	Chief Executive Officer

/s/ James C. Edenfield
James C. Edenfield

/s/ Thomas L. Newberry
Thomas L. Newberry